Exhibit 99.2
Sify Limited
Compensation Committee Charter
     This Compensation Committee Charter was adopted by the Board of Directors (the “Board”) of Sify Limited (the “Company”) on July 15, 2005.
I. Purpose
     The purpose of the Compensation Committee (the “Committee”) of the Board of the Company is (1) to discharge the Board’s responsibilities relating to compensation of the Company’s executives, including by designing (in consultation with management or the Board), recommending to the Board for approval, and evaluating the compensation plans, policies and programs of the Company and (2) to produce an annual report on executive compensation in accordance with applicable rules and regulations. The Committee shall ensure that compensation programs are designed to encourage high performance, promote accountability and assure that employee interests are aligned with the goals of the Company.
     In addition to the powers and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company’s articles and memorandum of association. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.
II. Membership
     The Committee shall be composed of at least three directors as determined by the Board, none of whom shall be an employee of the Company and each of whom shall (1) satisfy the independence requirements of the Nasdaq Stock Market, (2) be a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and (3) be an “outside director” under the regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).
     The members of the Committee, including the Chair of the Committee, shall be appointed by the Board. Committee members may be removed from the Committee, with or without cause, by the Board. Any action duly taken by the Committee shall be valid and effective, whether or not the members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership provided herein.

III. Meetings and Procedures
     The Chair (or in his or her absence, a member designated by the Chair) shall preside at each meeting of the Committee and set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s articles or memorandum of association that are applicable to the Committee.
     The Committee shall meet on a regularly scheduled basis at least two times per year and more frequently as the Committee deems necessary or desirable. The quorum for Committee meetings shall be two members of the Committee.
     All non-management directors who are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company’s management, representatives of the independent auditor, the internal auditor, any other financial personnel employed or retained by the Company or any other person whose presence the Committee believes to be necessary or appropriate. Notwithstanding the foregoing, the Managing Director may not be present during voting or deliberations concerning his or her compensation, and the Committee may exclude from its meetings any persons it deems appropriate, including but not limited to, any non-management director who is not a member of the Committee.
     The Committee shall have the sole authority, as it deems appropriate, to retain and/or replace, as needed, any independent counsel, compensation and benefits consultants and other outside experts or advisors as the Committee believes to be necessary or appropriate. The Committee may also utilize the services of the Company’s regular legal counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee in its sole discretion, for payment of compensation to any such persons retained by the Committee.
     The Chair shall report to the Board following meetings of the Committee and as otherwise requested by the Chairman of the Board.
IV. Duties and Responsibilities
     1. The Committee shall, at least annually, review the compensation philosophy of the Company.
     2. The Committee shall, at least annually, review and approve corporate goals and objectives relating to the compensation of the Managing Director, evaluate the performance of the Managing Director in light of those goals and objectives and determine and approve the compensation of the Managing Director based on such evaluation. Such compensation shall be in line with the guidelines issued by the Indian government from time to time. The Committee shall have sole authority to determine the Managing Director’s compensation.
     3. The Committee shall, at least annually, review and recommend to the Board for approval all compensation for all other executive officers.
     4. The Committee shall periodically review director compensation, as specified in the Company’s articles and memorandum of association and present recommended changes to the Board.

     5. The Committee shall periodically review and approve the Employee Compensation Policies of the Company.
     6. The Committee shall administer and periodically review the Associate Stock Option Plans, including the periodic review and selection of employees eligible to receive stock options, and shall have the sole authority to review and grant stock options to eligible employees in accordance with the guidelines framed and approved by the Board from time to time.
     7. The Committee shall prepare and approve a Compensation Committee report as required by applicable rules and regulations.
     8. The Committee shall evaluate its own performance on an annual basis, including its compliance with this Charter, and provide any written material with respect to such evaluation to the Board, including any recommendations for changes in procedures or policies governing the Committee. The Committee shall conduct such evaluation and review in such manner as it deems appropriate.
     9. The Committee shall review and reassess this Charter at least annually and submit any recommended changes to the Board for its consideration.
     10. The Committee shall maintain written minutes of its meetings, which will be maintained along with the minutes of the Board meetings. The Committee shall also provide the Board with a report of the Committee’s activities and proceedings.

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